Exhibit 99.1

Fiscal Q1 2012 WNS (Holdings) Limited
WNS Announces First Quarter Fiscal 2012 Earnings
Highlights:
GAAP Financials1
•	Q1 revenue of $125.7 million, down 16.2% from the corresponding quarter last year and down 21.2% sequentially (primarily due to change in accounting for repair payments)

•	Q1 profit of $0.7 million, compared to loss of $5.8 million in the corresponding quarter last year and profit of $8.8 million sequentially

•	Q1 diluted earnings per ADS of $0.01, compared to diluted loss per ADS of $0.13 in the corresponding quarter last year and diluted earnings per ADS of $0.19 sequentially
Non-GAAP Financial Measures*
•	Q1 revenue less repair payments[2] of $97.8 million, up 9.6% from the corresponding quarter last year and up 3.7% sequentially

•	Q1 adjusted net income (ANI)[3] of $10.4 million excluding the adjustment of the impact of the difference in hedge accounting under IFRS, compared to $1.9 million the corresponding quarter last year and $14.5 million sequentially

•	Q1 ANI of $10.0 million after including the impact of hedge accounting under IFRS, compared to $2.2 million the corresponding quarter last year and $18.2 million sequentially

•	Q1 adjusted diluted net income per ADS of $0.23, excluding the adjustment of the impact of the difference in hedge accounting under IFRS, compared to $0.04 in the corresponding quarter last year and $0.32 sequentially

•	Q1 adjusted diluted net income per ADS of $0.22 after including the impact of hedge accounting under IFRS, compared to $0.05 in the corresponding quarter last year and $0.40 sequentially
Operations Update
•	6 new clients in the quarter

•	Expanded relationships with 9 existing clients

•	Days sales outstanding (DSO) at 39 days

•	Global headcount of 21,808 as of June 30, 2011
NEW YORK, NY and MUMBAI, INDIA, July 21, 2011 — WNS (Holdings) Limited (WNS) (NYSE: WNS), a leading provider of global business process outsourcing (BPO) services, today announced results for the fiscal first quarter 2012 ended June 30, 2011
“Over the last five quarters, we have focused on the execution of our strategy to grow revenues and enhance margins, and we believe the strong first quarter results reflect those efforts. We have enhanced our sales organization, in both size and effectiveness, in line with our focus on domain expertise within our key verticals. In addition to sales, the investments we have made in marketing and branding, technology and internal operations have begun to pay off in the form of increased revenue from existing and new clients. We believe that the environment is improving for quality domain and technology aligned BPO services, and WNS is well-positioned to capitalize on this opportunity despite experiencing macroeconomic headwinds within several of our key verticals. To that end, WNS signed six new clients during the first quarter, in addition to several expansions, and we are optimistic about the number of new opportunities that remain in the pipeline,” said Group Chief Executive Officer, Keshav Murugesh.

[1]	GAAP refers to International Financial Reporting Standards (IFRS) as issued by International Accounting Standards Board (IASB).

[2]	Payments to repair centers, and therefore a difference between revenue and revenue less repair payments, only applies to the Auto Claims business. For all other businesses, revenue less repair payments is the same as revenue.

[3]	Profit under IFRS excluding amortization of intangible assets and share-based compensation expense.

*	This is a non-GAAP measure. Reconciliations of non-GAAP financial measures to GAAP operating results are included at the end of this release. See also “About Non-GAAP Financial Measures” below.

Fiscal Q1 2012 WNS (Holdings) Limited
During this quarter, WNS has re-negotiated contracts with certain of its clients and repair centers in the Auto Claims business, whereby the significant risk of services and the credit risk are now borne by these clients instead of WNS. As a result of these changes, WNS no longer accounts for the amount received from these clients for payments to repair centers and the payments made to repair centers for cases referred by these clients as revenue and cost of revenue respectively. While this change has resulted in a lower GAAP revenue figure, it has had no material impact on operating metrics such as revenue less repair payments. The contract re-negotiation process is ongoing and aimed at simplifying the Company’s accounting requirements.
Also, as announced previously, beginning this quarter WNS is reporting under IFRS as issued by IASB. WNS has on July 14, 2011 submitted to the US Securities and Exchange Commission (SEC) a report on Form 6-K containing a supplementary financial information package on its quarterly financial results for fiscal 2011 prepared in accordance with IFRS, as issued by the IASB. The comparative financial information in this release for the previous fiscal periods are also under IFRS as detailed in the aforesaid package. An explanation of how the transition to IFRS has affected WNS’s financial position and financial performance and reconciliations of equity and profit and loss account for the fiscal first and fourth quarters 2011 showing the quantitative effects of transition to IFRS from US GAAP is included in the aforesaid package.
Fiscal First Quarter 2012 Financial Results
All discussions below refer to non-GAAP financial measures. The financial information in this release is focused on non-GAAP measures as we believe that this is a true representation of our operating performance. Reconciliations of these non-GAAP measures to our GAAP operating results are included at the end of this release. See also “About Non-GAAP Financial Measures” below. A discussion of our GAAP measures will be contained in our Management’s Discussion and Analysis of Financial Condition and Results of Operations accompanying our first fiscal quarter 2012 financial statements to be submitted to the SEC under a report on Form 6-K shortly.
Revenue less repair payments for the fiscal first quarter 2012 increased 9.6 percent to $97.8 million, compared to $89.3 million in the prior fiscal year period, and increased sequentially 3.7 percent from $94.3 million. Revenue less repair payments for the fiscal first quarter 2012 has increased largely as a result of higher volume in the Insurance, Retail, Shipping & Logistics and Healthcare verticals and a stronger British pound.
Adjusted gross profit excluding share based compensation expense, as a percentage of revenue less repair payments, was 31.3 percent in the fiscal first quarter 2012, compared to 30.5 percent in the prior fiscal year period, and 36.1 percent sequentially. Adjusted gross profit for the fiscal first quarter 2012 was higher compared with the corresponding quarter in the prior fiscal year primarily due to higher revenues as detailed above, partially offset by the impact of wage inflation and a stronger Indian Rupee. The sequential decline was primarily due to the impact of wage inflation and a stronger Indian Rupee.
Adjusted selling and marketing (S&M) expenses excluding share based compensation expense, as a percentage of revenue less repair payments, was 6.7 percent in the fiscal first quarter 2012, compared to 5.7 percent in the prior fiscal year period and 6.1 percent sequentially. The increase was primarily the result of WNS’s ongoing investment in the expansion of its sales force, client partner programs and branding and marketing initiatives. WNS anticipates maintaining a consistent level of investment in support of its growth strategy.

Fiscal Q1 2012 WNS (Holdings) Limited
Adjusted general and administrative (G&A) expenses excluding share based compensation expense, as a percentage of revenue less repair payments, was 12.0 percent in the fiscal first quarter 2012, compared to 15.8 percent in the prior fiscal year period and 15.1 percent sequentially. The decrease was primarily the result of cost optimization in support functions & better operating leverage.
Under IFRS, the Company has reclassified and presented the foreign exchange gain (loss) as part of operating profits. Under our previous GAAP, these transactions were presented under other (income) expenses, net.
Adjusted operating profit excluding amortization of intangible assets and share based compensation, as a percentage of revenue less repair payments, was 14.0 percent in the fiscal first quarter 2012, compared to 12.5 percent in the prior fiscal year period and 19.4 percent sequentially. The lower gross profit due to wage increases and a stronger Indian Rupee, investment in the sales force and lower hedging profits on British pound hedges as detailed above was partially offset by the lower general & administrative expenses and improved operating leverage.
Adjusted net income for the fiscal first quarter 2012 was $10.0 million or $0.22 adjusted diluted income per ADS, compared to $2.2 million or $0.05 adjusted diluted income per ADS in the prior fiscal year period and adjusted net income of $18.2 million or $0.40 adjusted diluted income per ADS sequentially. Adjusted net income for the first quarter 2012 has increased compared with the fiscal first quarter of 2011 as result of higher revenue, cost management initiatives and a onetime cost impact of $5.1 million due to an interest rate swap unwinding charge in fiscal first quarter of 2011. The sequential decrease was primarily the result of wage inflation and higher tax charge as a result of the expiration of the Software Technology Parks of India tax holiday period in India. ANI was also impacted by the difference in hedge accounting under IFRS as detailed below.
As detailed in the fiscal 2011 IFRS supplementary financial information package submitted to the SEC on July 14, 2011, the accounting standard under IFRS on hedge accounting is under revision by IASB. The change in standard is expected to remove the difference with US GAAP on the accounting treatment for option contracts. In the event the standard is adopted by IASB as proposed by the fourth quarter of calendar 2011, the Company intends to adopt this IFRS in its first IFRS financial statements for the year ending March 31, 2012, whereupon it would also have to apply the same accounting for the financial statements for fiscal 2011. The impact on earnings under IFRS because of this difference in accounting treatment is a gain of $0.3 million and $3.8 million for the first and fourth quarters respectively of fiscal 2011 and a loss of $0.4 million for the fiscal first quarter 2012. On adoption of the revised accounting standard under IFRS, these impacts are expected to be reversed in the financial statements for the respective periods.
Excluding the impact of this difference, the adjusted net income for the fiscal first quarter 2012 would be $10.4 million or $0.23 adjusted diluted income per ADS, compared to $1.9 million or $0.04 adjusted diluted income per ADS in the prior fiscal year period and adjusted net income of $14.5 million or $0.32 adjusted diluted income per ADS sequentially.
WNS also made a scheduled repayment of $20 million on its term loan on July 11, 2011.
Fiscal 2012 Guidance
WNS updated its guidance for the fiscal year ending March 31, 2012 as follows:
•	Revenue less repair payments is expected to be between $387 million and $407 million. This assumes an average GBP to USD exchange rate of 1.60 for the fiscal year 2012.

•	Adjusted net income continues to be expected to range between $43 million and $47 million. This assumes an average USD to INR exchange rate of 44.5 for the fiscal year 2012.
“Moving forward, we see significant opportunities to continue to improve our margins and cash generation. In addition, our lean efforts over the past year and our industry leading DSOs have allowed us to make the necessary investments in the client facing part of our organization. We continue to see strong cash flows and remain focused on maintaining a prudent balance sheet,” noted Alok Misra, WNS’s Group Chief Financial Officer.

Fiscal Q1 2012 WNS (Holdings) Limited
Conference Call
WNS will host a conference call on July, 21, 2011 at 8:00 am (EST) to discuss the company’s quarterly results. To participate in the call, please use the following details: +1 800 510 0219; international dial-in +1 617 614 3451; participant passcode 86993144. A replay will be available for one week following the call at +1 888 286 8010; international dial-in +1 617 801 6888; passcode 78371934, as well as on the WNS website, www.wns.com, beginning two hours after the end of the call.
About WNS
WNS (Holdings) Limited (NYSE: WNS), is a leading global business process outsourcing company. WNS offers business value to 200+ global clients by combining operational excellence with deep domain expertise in key industry verticals including Travel, Insurance, Banking & Financial Services, Manufacturing, Retail & Consumer Packaged Goods, Shipping & Logistics and Healthcare & Utilities. WNS delivers a broad spectrum of business process outsourcing services such as finance and accounting, customer care, technology solutions, research and analytics and industry specific back office and front office processes. WNS has over 21,000 professionals across 21 delivery centers worldwide including Costa Rica, India, Philippines, Romania, Sri Lanka and United Kingdom. For more information, visit www.wns.com.
About Non-GAAP Financial Measures
For financial statement reporting purposes, WNS has two reportable segments: WNS Global BPO and WNS Auto Claims BPO. In the auto claims segment, which includes WNS Assistance and Accidents Happen Assistance Limited, WNS provides claims-handling and accident-management services, in which it arranges for automobile repairs through a network of third-party repair centers. In its accident-management services, WNS acts as the principal in dealings with certain third-party repair centers and clients.
Revenue less repair payments is a non-GAAP measure which is calculated as revenue less payments to repair centers. In order to provide accident-management services, WNS arranges for the repair through a network of repair centers. Repair costs are invoiced to customers. Amounts invoiced to customers for repair costs paid to the automobile repair centers are recognized as revenue. WNS uses revenue less repair payments for “fault” repairs as a primary measure to allocate resources and measure segment performance. For “non fault repairs,” revenue including repair payments is used as a primary measure. As WNS provides a consolidated suite of accident management services including credit hire and credit repair for its “Non fault” repairs business, WNS believes that measurement of that line of business has to be on a basis that includes repair payments in revenue.
WNS believes that the presentation of this non-GAAP measure in the segmental information provides useful information for investors regarding the segment’s financial performance. The presentation of this non-GAAP information is not meant to be considered in isolation or as a substitute for WNS’s financial results prepared in accordance with IFRS.
WNS presents Adjusted Net Income (ANI) and the other non-GAAP measures included in this release as supplemental measures of its performance. WNS presents these non-GAAP measures because it believes they assist investors in comparing its performance across reporting periods on a consistent basis by excluding items that it does not believe are indicative of its core operating performance. In addition, it uses these non-GAAP measures (i) as a factor in evaluating management’s performance when determining incentive compensation and (ii) to evaluate the effectiveness of its business strategies.

Fiscal Q1 2012 WNS (Holdings) Limited
Safe Harbor Statement under the provisions of the United States Private Securities Litigation Reform Act of 1995
This release contains forward-looking statements, as defined in the safe harbor provisions of the US Private Securities Litigation Reform Act of 1995. These forward-looking statements are based on our current expectations, assumptions, estimates and projections about our Company and our industry. The forward-looking statements are subject to various risks and uncertainties. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “anticipate,” “believe,” “estimate,” “expect,” “intend,” “will,” “project,” “seek,” “should” and similar expressions. Those statements include, among other things, the discussions of our business strategy, industry growth potential, expansion opportunities, expectations concerning our future financial performance and growth potential, including our fiscal 2012 guidance and future profitability, relevant foreign currency exchange rates, our future operations and the impact of the adoption of IFRS on our financial position and performance (including the expected impact of the proposed amendment to the IFRS accounting standard on hedge accounting). We caution you that reliance on any forward-looking statement involves risks and uncertainties, and that although we believe that the assumptions on which our forward-looking statements are based are reasonable, any of those assumptions could prove to be inaccurate, and, as a result, the forward-looking statements based on those assumptions could be materially incorrect. These factors include but are not limited to worldwide economic and business conditions; political or economic instability in the jurisdictions where we have operations; regulatory, legislative and judicial developments; our ability to attract and retain clients; technological innovation; telecommunications or technology disruptions; future regulatory actions and conditions in our operating areas; our dependence on a limited number of clients in a limited number of industries; the implications of the accounting changes and restatement of our financial statements as detailed in our annual report on Form 20-F for the fiscal year ended March 31, 2011 filed with the SEC, and any adverse developments in existing legal proceedings or the initiation of new legal proceedings; our ability to expand our business or effectively manage growth; our ability to hire and retain enough sufficiently trained employees to support our operations; negative public reaction in the US or the UK to offshore outsourcing; increasing competition in the BPO industry; our ability to successfully grow our revenue, expand our service offerings and market share and achieve accretive benefits from our acquisition of Aviva Global Services Singapore Pte. Ltd. (which we have renamed as WNS Customer Solutions (Singapore) Private Limited following our acquisition), and our master services agreement with Aviva Global Services (Management Services) Private Limited; our ability to successfully consummate strategic acquisitions; and volatility of WNS’s ADS price. These and other factors are more fully discussed in our annual report on Form 20-F for the fiscal year ended March 31, 2011 filed with the SEC which is available at www.sec.gov. In light of these and other uncertainties, you should not conclude that we will necessarily achieve any plans, objectives or projected financial results referred to in any of the forward-looking statements. Except as required by law, we do not undertake to release revisions of any of these forward-looking statements to reflect future events or circumstances.
References to “$” and “USD” refer to the United States dollars, the legal currency of the United States; references to “GBP” refer to the British Pound, the legal currency of Britain; and references to “INR” refer to Indian Rupees, the legal currency of India.

CONTACT:

Investors:	Media:
Alok Misra	Sumi Gupta
Chief Financial Officer	Public Relations
WNS (Holdings) Limited	WNS (Holdings) Limited
+1 213 337 3653 Extn: 66743	+91 (22) 4095 2263
ir@wns.com	sumi.gupta@wns.com; pr@wns.com

Fiscal Q1 2012 WNS (Holdings) Limited
Growth of revenue (GAAP) and revenue less repair payments (non-GAAP)

				Three month ended Jun 30,
	Three month ended			2011 compared to
	Jun 30,	Jun 30,	Mar 31,	Jun 30,	Mar 31,
	2011	2010	2011	2010	2011
	(US dollars in millions)			(% growth)
Revenue (GAAP)	$125.7	$150.0	$159.5	(16.2)%	(21.2)%
Less: Payments to repair centers	27.8	60.7	65.2	(54.1)%	(57.3)%
Revenue less repair payments (Non-GAAP)	$97.8	$89.3	$94.3	9.6%	3.7%
Reconciliation of cost of revenue (GAAP to non-GAAP)

	Three months ended
	Jun 30,	Jun 30,	Mar 31,
	2011	2010	2011
	(US dollars in millions)
Cost of revenue (GAAP)	$95.4	$122.7	$125.8
Less: Payments to repair centers	27.8	60.7	65.2
Less: Share-based compensation expense	0.3	0.0	0.3
Adjusted cost of revenue (excluding payment to repair centers and share-based compensation expense) (Non-GAAP)	$67.3	$62.0	$60.3
Reconciliation of gross profit (GAAP to non-GAAP)

	Three months ended
	Jun 30,	Jun 30,	Mar 31,
	2011	2010	2011
	(US dollars in millions)
Gross profit (GAAP)	$30.3	$27.2	$33.7
Add: Share-based compensation expense	0.3	0.0	0.3
Adjusted gross profit (excluding share-based compensation expense) (Non-GAAP)	$30.6	$27.2	$34.0

	Three months ended
	Jun 30,	Jun 30,	Mar 31,
	2011	2010	2011
Gross profit as a percentage of revenue (GAAP)	24.1%	18.2%	21.1%
Adjusted gross profit (excluding share-based compensation expense) as a percentage of revenue less repair payments (Non-GAAP)	31.3%	30.5%	36.1%

Fiscal Q1 2012 WNS (Holdings) Limited
Reconciliation of selling and marketing expenses (GAAP to non-GAAP)

	Three months ended
	Jun 30,	Jun 30,	Mar 31,
	2011	2010	2011
	(US dollars in millions)
Selling and marketing expenses (GAAP)	$6.6	$5.1	$5.9
Less: Share-based compensation expense	0.1	0.0	0.1
Adjusted selling and marketing expenses (excluding share-based compensation expense) (Non-GAAP)	$6.5	$5.1	$5.8

	Three months ended
	Jun 30,	Jun 30,	Mar 31,
	2011	2010	2011
Selling and marketing expenses as a percentage of revenue (GAAP)	5.3%	3.4%	3.7%
Adjusted selling and marketing expenses (excluding share-based compensation expense) as a percentage of revenue less repair payments (Non-GAAP)	6.7%	5.7%	6.1%
Reconciliation of general and administrative expenses (GAAP to non-GAAP)

	Three months ended
	Jun 30,	Jun 30,	Mar 31,
	2011	2010	2011
	(US dollars in millions)
General and administrative expenses (GAAP)	$12.7	$14.1	$15.3
Less: Share-based compensation expense	1.0	0.0	1.1
Adjusted general and administrative expenses (excluding share-based compensation expense) (Non-GAAP)	$11.7	$14.1	$14.2

	Three months ended
	Jun 30,	Jun 30,	Mar 31,
	2011	2010	2011
General and administrative expenses as a percentage of revenue (GAAP)	10.1%	9.4%	9.6%
Adjusted general and administrative expenses (excluding amortization of intangible assets and share-based compensation expense) as a percentage of revenue less repair payments (Non-GAAP)	12.0%	15.8%	15.1%

Fiscal Q1 2012 WNS (Holdings) Limited
Reconciliation of operating profit (GAAP to non-GAAP)

	Three months ended
	Jun 30,	Jun 30,	Mar 31,
	2011	2010	2011
	(US dollars in millions)
Operating profit (GAAP)	$4.4	$3.1	$8.9
Add: Amortization of intangible assets	7.8	8.0	8.0
Add: Share-based compensation expense	1.5	0.0	1.4
Adjusted operating profit (excluding amortization of intangible assets and share-based compensation expense) (Non-GAAP)	$13.7	$11.1	$18.3

	Three months ended
	Jun 30,	Jun 30,	Mar 31,
	2011	2010	2011
Operating profit as a percentage of revenue (GAAP)	3.5%	2.1%	5.6%
Adjusted operating profit (excluding amortization of intangible assets and share-based compensation expense) as a percentage of revenue less repair payments (Non-GAAP)	14.0%	12.5%	19.4%
Reconciliation of profit (GAAP to non-GAAP)

	Three months ended
	Jun 30,	Jun 30,	Mar 31,
	2011	2010	2011
	(US dollars in millions)
Profit/(loss) (GAAP)	$0.7	$(5.8)	$8.8
Add: Amortization of intangible assets	7.8	8.0	8.0
Add: Share-based compensation expense	1.5	0.0	1.4

Adjusted net income (excluding amortization of intangible assets and share-based compensation expense) (Non-GAAP)	10.0	2.2	18.2
Add: Adjustment for impact of hedge accounting	0.4	(0.3)	(3.8)

Adjusted net income (excluding the impact of hedge accounting)	$10.4	$1.9	$14.5

	Three months ended
	Jun 30,	Jun 30,	Mar 31,
	2011	2010	2011
Profit/(loss) as a percentage of revenue (GAAP)	0.5%	(3.9)%	5.5%
Adjusted net income (excluding amortization of intangible assets and share-based compensation expense) as a percentage of revenue less repair payments (Non-GAAP)	10.2%	2.4%	19.3%

Fiscal Q1 2012 WNS (Holdings) Limited
Reconciliation of basic income per ADS (GAAP to non-GAAP)

	Three months ended
	Jun 30,	Jun 30,	Mar 31,
	2011	2010	2011
Basic earnings/(loss) per ADS (GAAP)	$0.01	$(0.13)	$0.20
Add: Adjustments for amortization of intangible assets and share-based compensation expense	0.21	0.18	0.21

Basic adjusted net income per ADS (excluding amortization of intangible assets and share-based compensation expense) (Non-GAAP)	$0.22	$0.05	$0.41

Reconciliation of diluted income per ADS (GAAP to non-GAAP)

	Three months ended
	Jun 30,	Jun 30,	Mar 31,
	2011	2010	2011
Diluted earnings per ADS (GAAP)	$0.01	$(0.13)	$0.19
Add: Adjustments for amortization of intangible assets and share-based compensation expense	0.21	0.18	0.21

Diluted adjusted net income per ADS (excluding amortization of intangible assets and share-based compensation expense) (Non-GAAP)	0.22	0.05	0.40
Add: Adjustment for impact of hedge accounting	0.01	(0.01)	(0.08)

Adjusted diluted net income per ADS (after excluding the impact of hedge accounting)	0.23	0.04	0.32